UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-3157

INTERNATIONAL PAPER COMPANY
SALARIED SAVINGS PLAN
(Full title of the plan)
INTERNATIONAL PAPER COMPANY
6400 Poplar Avenue
Memphis, TN 38197
Telephone: (901) 419-9000
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

1

TABLE OF CONTENTS

NOTE:
All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT

23	Consent of Independent Registered Public Accounting Firm

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
International Paper Company Salaried Savings Plan
Memphis, Tennessee

We have audited the accompanying statements of net assets available for benefits of the International Paper Company Salaried Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2015 the Plan retrospectively adopted Part I of the Financial Accounting Standards Board Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965).
The supplemental schedule listed in the Table of Contents has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Memphis, Tennessee
June 24, 2016

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014
(Amounts in thousands)

	2015	2014
ASSETS:
Investments, at fair value (Note 4)
Plan interest in Master Trust — Participant-directed investments	$2,581,290	$2,743,154
Investments, at contract value (Note 5)
Plan interest in Master Trust — Fully benefit-responsive investment contracts	865,394	909,132
Total investments	3,446,684	3,652,286
Receivables:
Notes receivable from participants	59,912	58,548
Participants’ contributions	5,677	5,480
Employer’s contributions	3,610	3,405
Tex-Corr plan participant balances	—	490
Total receivables	69,199	67,923
LIABILITIES:
Accrued expenses	535	854
Excess contributions payable	12	16
Total liabilities	547	870
NET ASSETS AVAILABLE FOR BENEFITS	$3,515,336	$3,719,339
See notes to financial statements.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2015 AND 2014
(Amounts in thousands)

	2015	2014
ADDITIONS:
Contributions:
Participants’ contributions	$105,268	$110,590
Employer’s contributions	58,590	63,342
Total contributions	163,858	173,932
Investment (loss) income — Plan interest in Master Trust	(90,562)	253,641
Interest income on notes receivable from participants	2,539	2,849
Net transfers from (to) other plans (Notes 1 and 8)	10,620	(585,105)
Total additions	86,455	(154,683)
DEDUCTIONS:
Benefits paid to participants	287,761	387,056
Administrative expenses	2,697	2,848
Total deductions	290,458	389,904
NET DECREASE	(204,003)	(544,587)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,719,339	4,263,926
End of year	$3,515,336	$3,719,339
See notes to financial statements.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 1 - DESCRIPTION OF THE PLAN
The following description of the International Paper Company Salaried Savings Plan (the “Plan”) provides only general information about the provisions of the Plan. Participants should refer to the Plan document or the Plan’s summary plan description for a more complete description of the Plan’s provisions.
General—The Plan is a defined contribution plan providing retirement benefits to the salaried employees and certain hourly employees of International Paper Company and its subsidiaries (the “Company”) who work in the United States, or who are United States citizens or residents working outside the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The assets of the Plan are held by State Street Bank and Trust Company (the “Trustee” or “State Street”) in the International Paper Company Defined Contribution Plans Master Trust (the “Master Trust”), a master trust established by the Company and administered by the Trustee.
Empower Retirement (the “Recordkeeper”) is the recordkeeper for the Plan. J.P. Morgan Retirement Plan Services, the prior recordkeeper, was acquired by Great-West Life & Annuity Insurance Company ("Great-West") in 2014. Empower Retirement is a division of Great-West.
Eligibility to Participate—An employee is generally eligible to participate in the Plan upon date of hire if the employee is a salaried employee, or a non-bargained hourly employee at a designated location, and is employed on a non-temporary basis. Participation in the Plan is voluntary. New employees are automatically enrolled in the Plan 45 days from the date they become eligible to participate, unless they otherwise decline participation.
Participant Contributions—Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions, or in any combination, and are subject to certain Internal Revenue Code (the “Code”) limitations. The maximum rate of participant contributions is 85% of annual compensation as defined by the Plan. Employees who are automatically enrolled contribute at the rate of 4% of compensation, unless they elect an alternate contribution percentage.
Company Matching Contributions—The Company matches in cash all participant contributions at 70% on the first 4% of compensation contributed to the Plan and 50% on the next 4% of compensation contributed to the Plan.
Retirement Savings Account—The Company makes a Retirement Savings Account (“RSA”) contribution equal to 2.75% of compensation for employees hired on or after July 1, 2004. Effective January 1, 2011, employees whose age is 40 or greater as of the date that their account is credited with RSA contributions receive 4% of compensation as defined by the Salaried Savings Plan.
Rollover Contributions—The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit-sharing, stock bonus, and savings plans or traditional individual retirement accounts.
Investments—Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers several diversified portfolios and pooled funds, a fixed income option referred to as the Stable Value Fund, an open brokerage window, and the Company’s common stock as investment options for participants. Contributions of participants who are automatically enrolled and the Company matching contributions are invested in the Tier 1 Smartmix Moderate Fund unless the participant makes alternate investment elections.
Effective April 30, 2014, the Plan added the Stock Index Fund investment option, which invests primarily in large capitalization domestic equities.
As of January 28, 2014, the Company entered into an Agreement and Plan of Merger relating to the spinoff of the xpedx division of the Company (the “xpedx Spinoff”). As a result of the xpedx Spinoff, a new publicly-traded company named Veritiv Corporation (“Veritiv”) was formed. Shareholders of IP common stock at the close of trading on July 1, 2014 were allocated shares of Veritiv common stock. The Veritiv Stock Fund was established for the sole purpose of holding such Veritiv shares until affected participants decided to liquidate the ownership interests allocated to them, within the limited period of time specified by the Plan. The Veritiv Stock Fund remained open for trading until December 10, 2014, when any remaining interests not already sold by participants were liquidated by January 13, 2015. The proceeds of the liquidation were allocated to each affected participant’s account based on the participant’s investment elections then on file for receipt of future contributions.
ESOP Portion of the Plan—The Company Stock Fund, excluding contributions made in the current Plan year, is designated as an employee stock ownership plan (“ESOP”). With respect to dividends paid on shares of Company stock held in the ESOP portion of the Plan, participants are permitted to elect to receive cash payouts of the dividends or to leave the dividends in the Plan to be reinvested in shares of Company stock.
Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company matching contributions, RSA contributions and an allocation of Plan earnings, and is charged with benefit distributions, if applicable, and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting—Participants are immediately vested in their participant contributions and rollover contributions, plus earnings thereon. Participants become 100% vested in Company matching contributions and RSA contributions, plus earnings thereon, after three years of service.
Participants also are fully vested in amounts contributed by the Company, plus earnings thereon, upon attainment of age 65, termination of employment due to death or disability, or termination of employment due to permanent closure or sale of an employee’s work facility. Forfeited balances of terminated participants are used to reduce future Company contributions.
Notes Receivable from Participants—Participants, including participants who are no longer employed by the Company, may borrow from their accounts an amount not to exceed (on a cumulative outstanding basis) the lesser of (1) 50% of the value of a participant’s contributions, rollover accounts, and the vested portion of a participant’s Company contributions account, less any restricted portions of such accounts or (2) $50,000 reduced by the excess of the participant’s largest outstanding balance of all loans during the 12 months preceding the date the loan is to be made over the outstanding balance of loans on the date such loan is made.
Loans are repaid through payroll deduction, beginning as soon as administratively practicable after the effective date of the loan, with a minimum loan period of one year. The maximum repayment period is five years, unless for the purchase of a principal residence, in which case the maximum repayment period is 10 years. It is permissible to have two loans outstanding at any one time, but only one principal residence loan is allowed at a time. The interest rate is determined by the Plan administrator based on the prime interest rate as published in The Wall Street Journal plus 1%. Interest rates on loans outstanding ranged from 4.25% to 10.50% at December 31, 2015, and 2014. For participants who are no longer employed by the Company, loans are repaid by direct payments to the Plan. A loan initiation fee of $50 is charged to the participant’s account for each new loan requested.
Withdrawals—A participant may make a general withdrawal in the following order: (1) the value of the after-tax contributions made before the preceding 24-month period and the unmatched after-tax contributions made within the preceding 24-month period with no suspension penalty or contribution suspension; (2) the value of the matched after-tax contributions made during the preceding 24 months with a 3-month suspension penalty period during which no Company matching contributions are made; (3) the value of any rollover account; and (4) the value of certain prior Company matching contributions as detailed in the appendix to the Plan document.
If the total amount available to a participant for a general withdrawal is insufficient to meet his financial needs, a participant who has not attained age 59-1/2 may apply for a hardship withdrawal of vested Company matching contributions and earnings thereon, before-tax contributions and pre-1989 earnings on before-tax contributions.
To demonstrate necessity for a hardship withdrawal, a participant’s contributions to the Plan are suspended for six months. As an alternative method of demonstrating necessity, a participant may file a certification of financial hardship.
Participants who have attained age 59-1/2 may withdraw the value of before-tax contributions and the value of vested Company matching contributions, in addition to all amounts available under a general withdrawal.
Payment of Benefits—Distributions may be made when a participant retires, terminates employment, or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant’s account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash, or in a combination of shares and cash, as selected by the participant.
Upon termination of employment, a participant may elect a distribution in a lump-sum payment, partial lump-sum payment or through installments over 5 to 20 years. Beginning January 1, 2011, the maximum installment period for new elections is limited to the maximum life expectancy of the participant or the joint life expectancy of the participant and their beneficiary.
The Plan requires an automatic lump-sum distribution to a terminated participant whose account balance is $5,000 or less. An automatic lump-sum distribution in excess of $1,000 is automatically distributed to a rollover Individual Retirement Account (IRA) unless the participant timely elects another form of distribution.
Death benefits to a beneficiary are paid in either a lump-sum payment within five years of the participant’s death or in installment payments commencing within one year of the participant’s death, as elected by the beneficiary. If the beneficiary is the participant’s spouse, the beneficiary may elect to defer the distribution to the date the participant would have been age 70-1/2.

Some participants that have become participants in the Plan due to plan mergers have benefits differing from the general provisions of the Plan. The appendix to the Plan’s summary plan description explains these benefits in detail by location. These participants are often allowed to continue certain benefits offered in their previous plans. The contributions available for such withdrawals are only those contributions made under their previous plans and not the contributions or earnings thereon made under the Plan’s provisions.
Administrative Expenses—All administrative fees and expenses (except loan and Qualified Domestic Relations Order "QDRO" initiation fees) are charged to the Plan. The Recordkeeper nets the Master Trust administrative expenses of each plan with the investment income or loss of the Master Trust. Plan level expenses are included in administrative expenses in the accompanying statements of changes in net assets available for benefits.
Forfeited Accounts—On December 31, 2015 and 2014, forfeited non-vested accounts were valued at $15,000 and $56,000, respectively. During the years ended December 31, 2015 and 2014, employer contributions were reduced by approximately $1,378,000 and $2,066,000, respectively, from forfeited non-vested accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting— The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates— The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value, except for fully benefit-responsive contracts or synthetic GICs, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 5). See Note 4 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Master Trust for investments in Master Trust investment accounts and the open brokerage window are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as an adjustment to net appreciation (depreciation) in fair market value for such investments.
Risks and Uncertainties—The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Payment of Benefits—Benefit payments to participants are recorded upon distribution.
Excess Contributions Payable—The Plan is required to return contributions to participants in the event certain nondiscrimination tests defined under the Code are not satisfied. For the years ended December 31, 2015, and 2014, approximately $12,300 and $15,500, respectively, of contributions were refundable to Plan participants and are included in excess contributions payable in the accompanying statements of net assets available for benefits.
Derivatives— Investments include various derivative instruments, such as swaps, options, forwards and futures, that are employed as asset class substitutes, or for bona fide hedging or other appropriate risk management purposes, to achieve investment objectives in an efficient and cost-effective manner as follows:

•	Market Exposure — To gain exposure to a particular market or alter asset class exposures (e.g., tactical asset allocation) quickly and at low cost.

•
To alter the risk/return characteristics of certain investments. For example, in fixed income accounts, derivatives may be used to alter the duration of the investment portfolio. Investment managers are also permitted to use derivatives to enhance returns by selecting instruments that will perform better than underlying securities under certain scenarios.

•	Foreign Currency Exposure Management — Investment managers may use derivatives, such as currency forwards, in order to manage foreign currency exposures.

The extent to which investment managers are permitted to use derivatives (and the manner in which they are used) is specified within investment manager investment guidelines. Derivative exposure is monitored regularly to ensure that derivatives are used in a prudent and risk-controlled fashion.
Derivative instruments and hedging activities were immaterial for the years ended December 31, 2015 and 2014.
Securities Lending—International Paper Company has, via a Securities Lending Authorization Agreement with State Street, authorized State Street to lend its securities to broker-dealers and banks pursuant to a form of loan agreement.
During 2015 and 2014, State Street lent, on behalf of the Company, certain securities held by State Street as custodian and received cash, securities issued or guaranteed by the United States government, and irrevocable letters of credit as collateral. State Street did not have the ability to pledge or sell collateral securities absent a borrower default. Borrowers were required to deliver collateral for each loan equal to (i) in the case of loaned securities denominated in United States dollars or sovereign debt issued by foreign governments, 102% of the market value of the loaned securities; and (ii) in the case of loaned securities not denominated in United States dollars or whose primary trading market was not located in the United States, 110% of the market value of the loaned securities.
State Street had indemnified International Paper by agreeing to purchase replacement securities, or return the cash collateral in the event a borrower failed to return a loaned security or pay distributions thereon. There were no losses during 2015 or 2014 resulting from a default of the borrowers.
The cash collateral received on loans is invested, together with the cash collateral of other qualified tax-exempt plan lenders in a collective investment pool called the Quality D Short-Term Investment Fund. As of December 31, 2015, the Quality D Short-Term Investment Fund had an average duration of 74 days and an average weighted final maturity of 31 days. As of December 31, 2014, such investment pool had an average duration of 102 days and an average weighted final maturity of 36 days.
Recent Accounting Pronouncements—In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), Fair Value Measurement (Topic 820).  ASU 2015-07 requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU impacts reporting entities that measure an investment’s fair value using the net asset value per share (or an equivalent) practical expedient. The amendments in ASU No. 2015-07 eliminate the requirement to classify the investment within the fair value hierarchy. In addition, the requirement to make specific disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient has been removed.  Instead, such disclosures are restricted only to investments that the entity has decided to measure using the practical expedient. The new guidance is effective for public entities reporting periods beginning after December 15, 2015 and early adoption is permitted and will be applied retrospectively.  The Plan did not early adopt this guidance as of year-end and is in the process of assessing the impact on the disclosures to the financial statements.
In July 2015, FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Early adoption of only one part is also permitted. The Plan has elected to early adopt ASU 2015-12, Part I as of December 31, 2015, as permitted, and has applied the provisions of ASU 2015-12 retrospectively, as required. Part I is reflected in the statements of net assets available for benefits and in the notes to the financial statements. The adoption resulted in the elimination of the adjustment from fair value to contract value for fully benefit-responsive investment contracts totaling $20.2 million, in the statements of net assets available for benefits as of December 31, 2014. Certain historical disclosures that are no longer required were removed. The Plan did not early adopt Part II of this guidance as of year-end and is in the process of assessing the impact on the disclosures to the financial statements.

NOTE 3 - MASTER TRUST
The Plan’s investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Recordkeeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.
The Master Trust is subject to master netting agreements, or netting arrangements, with certain counterparties. These agreements govern the terms of certain transactions, and reduce the counterparty risk associated with relevant transactions by specifying offsetting mechanisms and collateral posting arrangements at pre-arranged exposure levels. Since different types of transactions have different mechanics and are sometimes traded out of different legal entities of a particular counterparty organization, each type of transaction may be covered by a different master netting arrangement possibly resulting in the need for multiple agreements with a single counterparty. Master netting agreements are specific to each different asset type; therefore, they allow the Master Trust to net its total exposure to a specified counterparty and settle it through a single payment, in a single currency in the event of a default with respect to any and all the transactions governed under a single agreement with the counterparty. Transactions subject to master netting arrangements include securities lending, interest rate swaps, futures, and options. Assets and liabilities for securities lending agreements are presented separately within Note 3. Amounts offset within the Master Trust as of December 31, 2015 and 2014 were immaterial.

The net assets of the Master Trust at December 31, 2015 and 2014, are summarized as follows (in thousands):

	2015	2014
Master Trust net assets:
Company Stock Fund Master Trust Investment Account	$375,454	$461,047
Stock Index Fund Master Trust Investment Account	96,970	62,969
Veritiv Stock Fund Master Trust Investment Account	—	6,588
RIC Master Trust Investment Account:
Conservative Smartmix Fund	147,395	149,827
Moderate Smartmix Fund	676,383	665,820
Aggressive Smartmix Fund	337,425	350,203
Cash	2,467	397
Total RIC Master Trust Investment Account	1,163,670	1,166,247
Commingled Investment Group Trust Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool (securities on loan $13,233 in 2015 and $9,010 in 2014)	197,363	188,564
Emerging Market Fixed Income Pool	33,611	38,960
Emerging Market Equity Pool (securities on loan $784 in 2015 and $0 in 2014)	61,207	80,507
High Yield Bond Pool (securities on loan $8,330 in 2015 and $9,624 in 2014)	50,256	57,684
Non-U.S. Developed Equity Pool (securities on loan $7,158 in 2015 and $8,435 in 2014)	179,288	172,567
U.S. Small Cap Pool (securities on loan $23,986 in 2015 and $31,153 in 2014)	165,586	191,162
U.S. Mid Cap Pool (securities on loan $10,893 in 2015 and $8,352 in 2014)	176,129	191,883
U.S. Large Cap Pool (securities on loan $14,663 in 2015 and $5,930 in 2014)	791,650	854,378
Total Commingled Investment Group Trust Master Trust Investment Accounts	1,655,090	1,775,705
Open Brokerage Window:
Corporate Bonds	192	202
Equities	52,596	57,119
Mutual Funds	29,987	31,401
Cash and cash equivalents	15,576	15,718
Total Open Brokerage Window	98,351	104,440
Stable Value Fund Master Trust Investment Account	1,333,161	1,403,770
Total investments	4,722,696	4,980,766
Collateral Held	81,227	74,455
Total Master Trust assets	4,803,923	5,055,221
Liability to return collateral held under securities lending agreements	81,227	74,455
Total liabilities	81,227	74,455
Total Master Trust net assets	$4,722,696	$4,980,766
Plan interest in the Master Trust	$3,446,684	$3,652,286
Plan interest in the Master Trust as a percentage of total	73%	73%

The net investment (loss) income of the Master Trust for the years ended December 31, 2015 and 2014, is summarized below (in thousands):

	2015	2014
Master Trust investment (loss) income:
Net (depreciation) appreciation of investments at fair value:
Company Stock Fund Master Trust Investment Account	$(149,214)	$57,818
Stock Index Fund Master Trust Investment Account	883	3,604
Veritiv Stock Fund Master Trust Investment Account	(49)	2,046
RIC Master Trust Investment Account:
Conservative Smartmix Fund	1,993	8,222
Moderate Smartmix Fund	1,329	48,142
Aggressive Smartmix Fund	(752)	26,586
Commingled Investment Group Trust Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool (securities on loan $41 in 2015 and $30 in 2014)	1,614	11,847
Emerging Market Fixed Income Pool	(133)	2,492
Emerging Market Equity Pool (securities on loan $6 in 2015 and $0 in 2014	(10,921)	(620)
High Yield Bond Pool (securities on loan $39 in 2015 and $33 in 2014)	(1,390)	2,105
Non-U.S. Developed Equity Pool (securities on loan $84 in 2015 and $106 in 2014)	3,130	(7,655)
U.S. Small Cap Pool (securities on loan $345 in 2015 and $525 in 2014)	(8,104)	4,894
U.S. Mid Cap Pool (securities on loan $36 in 2015 and $31 in 2014)	(998)	18,034
U.S. Large Cap Pool (securities on loan $61 in 2015 and $46 in 2014)	14,226	109,408
Open Brokerage Window:
Corporate Bonds	(14)	18
Equities	(4,863)	1,665
Mutual Funds	(216)	1,710
Net depreciation of investments at contract value -
Stable Value Fund Master Trust Investment Account	(4,611)	(1,784)
Total net (depreciation) appreciation	(158,090)	288,532
Interest and dividends:
Company Stock Fund Master Trust Investment Account	15,240	15,026
RIC Master Trust Investment Account:
Conservative Smartmix Fund	25	27
Moderate Smartmix Fund	70	70
Aggressive Smartmix Fund	49	38
Stable Value Fund Master Trust Investment Account	30,971	31,060
Total interest and dividends	46,355	46,221
Total Master Trust investment (loss) income	$(111,735)	$334,753
Investment (loss) income — Plan interest in Master Trust	$(90,562)	$253,641

NOTE 4 - FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014. The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period.
The fair values listed below exclude the FBRIC's at contract value of $1.323 billion, as well as a net payable of $53.2 million related to un-invested cash, receivables, and payables that are included in the Master Trust assets at December 31, 2015 totaling $4.723 billion reflected in Note 3.
Master Trust Assets
Fair Value Measurements as of December 31, 2015 (in thousands)

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equities - domestic	$660,115	$557,455	$—	$1,217,570
Equities - international	227,751	72,188	—	299,939
Corporate bonds	—	143,838	—	143,838
Government securities	—	101,248	—	101,248
Mortgage backed securities	—	27,212	4	27,216
Mutual funds	—	30,163	13	30,176
Derivatives	—	18,716	(33)	18,683
Cash and cash equivalents	15,631	15,668	—	31,299
Common stock of International Paper	371,503	—	—	371,503
Smartmix	32,497	1,045,635	86,143	1,164,275
Stable Value	—	47,285	—	47,285
Total Master Trust investments	$1,307,497	$2,059,408	$86,127	$3,453,032
The fair values listed below exclude the FBRIC's at contract value of $1.406 billion, as well as a net payable of $51.3 million related to un-invested cash, receivables, and payables that are included in the Master Trust assets at December 31, 2014 totaling $4.981 billion reflected in Note 3.
Master Trust Assets
Fair Value Measurements as of December 31, 2014 (in thousands)

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equities - domestic	$680,856	$597,573	$2	$1,278,431
Equities - international	244,917	80,724	—	325,641
Corporate bonds	—	122,632	—	122,632
Government securities	—	110,145	—	110,145
Mortgage backed securities	—	24,780	3	24,783
Mutual funds	—	31,677	19	31,696
Derivatives	—	22,870	(215)	22,655
Cash and cash equivalents	36,495	20,176	—	56,671
Common stock of International Paper	458,383	—	—	458,383
Smartmix	35,466	1,076,576	47,173	1,159,215
Stable Value	—	35,428	—	35,428
Total Master Trust investments	$1,456,117	$2,122,581	$46,982	$3,625,680

Transfers Between Levels—The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2015 and 2014, there were no significant transfers between levels.
Changes to Fair Value of Level 3 Assets and Related Gains and Losses—The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the years ended December 31, 2015 and 2014.

Level 3 Master Trust Assets (in thousands)

	Equities - Domestic	Mortgage Backed Securities	Mutual Funds	Derivatives	Smartmix	Total
Beginning balance January 1, 2015	$2	$3	$19	$(215)	$47,173	$46,982
Realized gains	—	1	7	(45)	1,971	1,934
Unrealized gains (losses)	(2)	—	(13)	(104)	6,022	5,903
Purchases	—	—	—	15,663	—	15,663
Sales	—	—	—	(15,279)	(6,900)	(22,179)
Transfers into (out of) Level 3	—	—	—	(53)	37,877	37,824
Ending balance December 31, 2015	$—	$4	$13	$(33)	$86,143	$86,127

Level 3 Master Trust Assets (in thousands)

	Equities - Domestic	Intl Equities	Mortgage Backed Securities	Mutual Funds	Derivatives	Smartmix	Total
Beginning balance January 1, 2014	$—	$16	$—	$—	$165	$—	$181
Realized gains	4	(6)	3	19	(100)	1,770	1,690
Unrealized gains (losses)	(1)	1	—	—	167	(2,549)	(2,382)
Purchases	—	3	—	—	12,851	—	12,854
Sales	(1)	(14)	—	—	(13,348)	(7,600)	(20,963)
Transfers into (out of) Level 3	—	—	—	—	50	55,552	55,602
Ending balance December 31, 2014	$2	$—	$3	$19	$(215)	$47,173	$46,982

Asset Valuation Techniques—Equity securities, including the common stock of International Paper, consist primarily of publicly traded U.S. companies and international companies. Publicly traded equities are valued at the closing prices reported in the active market in which the individual securities are traded. Cash equivalents held are primarily short-term money market commingled funds that are valued at cost plus accrued interest which approximates fair value.
Fixed income investments consist of mortgage-backed securities, corporate bonds, government securities, and common collective funds. Mortgage backed security holdings consist primarily of agency-rated holdings. The fair value estimates for mortgage securities are calculated by third-party pricing sources chosen by the custodian’s price matrix. Corporate bonds are valued using either the yields currently available on comparable securities of issuers with similar credit ratings or using a discounted cash flows approach that utilizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. Government securities are valued by third-party pricing sources. Common collective funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

Derivative investments such as futures, forward contracts and options are generally valued by the investment managers using model-based pricing methods, or in certain instances, by third party pricing sources.
Smartmix funds are multi-asset class commingled trust funds valued at the net asset value per share multiplied by the number of shares held as of the measurement date.
Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements— The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure fair value of those financial instruments, and the significant unobservable inputs and the ranges or values for those inputs.
Significant Unobservable Inputs Used in Level 3 Fair Value Measurements as of December 31, 2015 (in thousands)

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Real estate	$86,143	Income approach - discounted cash flow	Discount rate	5.50% - 9.50%
			Terminal capitalization rate	4.00% - 8.80%
		Debt service - discounted cash flow	Credit spreads	1.50% - 2.50%
			Loan to value ratio	22.40% - 92.70%
		Sales Comparison	Value per square foot	4.70 - 305.50

Significant Unobservable Inputs Used in Level 3 Fair Value Measurements as of December 31, 2014 (in thousands)

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Real estate	$54,153	Income approach - discounted cash flow	Discount rate	5.75% - 10.00%
			Terminal capitalization rate	4.75% - 8.75%
		Debt service - discounted cash flow	Credit spreads	1.34% - 2.98%
			Loan to value ratio	32.00% - 83.13%
		Sales Comparison	Value per square foot	4.67 - 250.28
		Debt service - land	Credit spreads	1.38%
			Loan to value ratio	47.66%

NOTE 5 - INVESTMENT CONTRACTS
The Plan has entered into various benefit-responsive investment contracts (Stable Value Contracts) which are intended to help the Stable Value Fund Master Trust Investment Account (Stable Value Fund) maintain stable principal valuation in most circumstances. Stable Value Contracts are negotiated over-the-counter contracts issued specifically to the Stable Value Fund by banks, insurance companies, and other financial institutions, and typically require the Stable Value Fund to pay periodic fees to the contract’s issuer.
The Stable Value Fund is managed by Golman Sachs and invests in Stable Value Contracts to help offset price fluctuations. The terms of each Stable Value Contract obligate the contract’s issuer to keep a separate record for the contract’s value, which under most circumstances approximates the value of invested principal plus accrued interest, adjusted for deposits, withdrawals and fees. Participants may ordinarily direct the distribution or transfer of all or a portion of their investment at contract value as reported to the Plan by the issuers.
Stable Value Contracts are classified as either traditional guaranteed investment contracts (“TGIC”) or synthetic guaranteed investment contracts (“SGIC”). A SGIC differs from a TGIC in that the Plan owns the assets underlying the investment of a SGIC, and the bank, insurance company, or other financial institution issues a contract, referred to as a “wrapper,” that maintains the contract value of the underlying investment for the duration of the SGIC.
The following represents the disaggregation of contract value between types of investment contracts held by the Plan at December 31, 2015 and 2014.

	2015	2014
Synthetic investment contracts	$822,855	$852,304
Traditional investment contracts	42,539	56,828
Total	$865,394	$909,132

The Stable Value Fund’s Net Asset Value (“NAV”) is normally expected to be calculated using the contract value of the Stable Value Contracts, regardless of the fluctuations in the market value of the underlying fixed income portfolios, which is intended to allow the fund to maintain a stable NAV. The terms of each Stable Value Contract provide for certain qualified withdrawals allowed under the Plan, such as exchanges, withdrawals, distributions and benefits to be paid at contract value, although terms vary from contract to contract and certain withdrawals may not be permitted at contract value.
Investing in the Stable Value Fund involves certain risks, however the Stable Value Fund may be subject to additional risks other than those described below. The value of the Stable Value Fund’s investments may fluctuate, sometimes rapidly or unpredictably, due to a number of factors including changes in interest rates or inflation, adverse economic conditions, reduced market liquidity, poor manager performance, or other factors affecting the securities markets.
The creditworthiness of the contract issuer or guarantor of fixed income securities or Stable Value Contracts, may deteriorate, or the issuer may default or become unable or unwilling to make timely principal payments, interest payments, or to otherwise honor its obligations, which may impact the Stable Value Fund’s performance or cause a reduction in the Stable Value Fund’s NAV.
There are certain risks associated with investing in Stable Value Contracts. Stable Value Contracts contain terms including events of default and termination provisions, which if triggered could obligate the Stable Value Fund’s managers to alter their investment strategy and wind down the contracts over a period of several years, or could potentially cause loss of coverage under the Stable Value Contract(s). Certain events or conditions, including but not limited to, changes to the Plan’s other investment funds, changes to the rules or administration of the Plan or Stable Value Fund, employer restructuring or layoffs, corporate mergers or divestitures, employer bankruptcy, partial or complete Plan termination, changes in law, accounting procedures or regulatory changes, may result in withdrawals from the Stable Value Contracts being made at market value instead of book value, which could result in a reduction of the Stable Value Fund’s NAV. The Trustee is responsible for determining the Stable Value Fund’s NAV and the amount of any participant’s redemption from the Stable Value Fund.
In addition to the Stable Value Contracts, the Stable Value Fund includes a short-term investment fund managed by State Street that had an aggregate fair value of approximately $47 million and $35 million at December 31, 2015 and 2014, respectively.

NOTE 6 - RELATED-PARTY TRANSACTIONS
Certain of the Master Trust’s investments are units of Master Trust Investment Accounts managed by the Trustee. State Street is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to the Trustee for trustee services were approximately $1.2 million and $1.3 million for the years ended December 31, 2015 and 2014, respectively.
Also included in the Master Trust’s investments are shares of common stock of International Paper Company, the Plan’s sponsor, which qualify as party-in-interest transactions. At December 31, 2015 and 2014, the Plan held 33.5 million and 30.5 million units, respectively, of common stock of International Paper Company, the sponsoring employer, with a cost basis of $269.1 million and $224.3 million, respectively. The Plan recorded dividend income of $12.0 million and $12.3 million for the years ended December 31, 2015 and 2014, respectively.
Transactions with related parties were conducted on terms equivalent to those prevailing in an arm’s-length transaction.

NOTE 7 - INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated April 11, 2014, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Company and the Plan administrator believe that the Plan, as amended from time to time subsequent to the receipt of the IRS determination letter, is currently designed and operated in compliance with the applicable requirements of the Code, and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or an asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to IRS examinations for years prior to 2013.

NOTE 8 - TRANSFERS FROM OTHER PLANS
The Company also sponsors the International Paper Company Hourly Savings Plan. If employees are transferred from hourly to salaried status or vice versa during the year, their account balances are transferred to the plan in which they are eligible to participate following transfer.
In 2014, the Company acquired Tex-Corr. In connection with the merger of the Tex-Corr Savings Plan into the Plan, eligible participant balances of the Tex-Corr Savings Plan were liquidated effective December 31, 2014.
On July 1, 2014, the xpedx business of the Company was spun off and merged with Unisource to form Veritiv.
The following table summarizes the net transfers (to) from other plans during 2015 and 2014 (in thousands):

	2015	2014
International Paper Company Hourly Savings Plan—net transfers due to changes in employment status	$10,620	$8,368
Tex-Corr Savings Plan transfer due to acquisition of Tex-Corr	—	490
Spin-off of xpedx business to Veritiv	—	(593,963)
Total net transfers (to) from other plans	$10,620	$(585,105)

NOTE 9 - PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

NOTE 10 - RECONCILIATION TO THE FORM 5500
For the years ended December 31, 2015 and 2014, the following is a reconciliation of participant-directed investments per the statements of net assets available for benefits to the Form 5500 (in thousands):

	2015	2014
Net assets available for benefits:
Participant-directed investments	$3,446,684	$3,652,286
Less participant brokerage accounts	(82,158)	(86,709)
Less bonds and notes	(129)	(140)
Value of interest in Master Trust investment accounts per Form 5500, Schedule H, Part I, Line 1c(11)	$3,364,397	$3,565,437
* * * * * *

SUPPLEMENTAL SCHEDULE

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
EIN: 13-0872805; PLAN 007
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Various participants	Participant loans at interest rates of 4.25% to 10.50%, maturing through December 2025	**	$59,912,221
*	JP Morgan CISC	Participant brokerage accounts - other assets	**	82,157,985
*	International Paper Company	Bonds at interest rate of 7.95% due June 2018	**	10,206
*	International Paper Company	Notes at interest rate of 7.5% due August 2021	**	118,755

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

By:	/s/ Mark M. Azzarello
Mark M. Azzarello, Plan Administrator

Date:	June 27, 2016 Memphis, TN